

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2015

Via E-mail
Elma Hawkins, Ph.D.
Chief Executive Officer
Lion Biotechnologies, Inc.
21900 Burbank Boulevard, Third Floor
Woodland Hills, California 91367

> **Re: Lion Biotechnologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 8, 2015**
> **File No. 333-203284**

Dear Dr. Hawkins:

We have limited our review of your registration statement to the issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2014, which incorporates by reference Part III information from a proxy statement that has not yet been filed. Please amend your Form 10-K to include Part III information for the fiscal year ended December 31, 2014 or file your proxy statement including such information. Alternatively, please amend your registration statement to include such information. We refer you to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations for more information.

2. We note that you have a pending confidential treatment request. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Steven P. Mehr, Esq.
TroyGould PC